FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                     Chief Financial Officer
                     Teva Pharmaceutical Industries Ltd.
                     (011) 972-2-589-2840
             Bill Fletcher
                     President and CEO
                     Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
             Dorit Meltzer
                     Director, Investor Relations
                     Teva Pharmaceutical Industries Ltd.
                     (011) 972-3-926-7554

TEVA ANNOUNCES AGREEMENT
TO ACQUIRE PFIZER'S ITALIAN GENERIC PHARMACEUTICAL OPERATION

Jerusalem, Israel, August 17, 2004 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has reached an agreement to acquire Pfizer's Italian generic pharmaceutical marketing company, Dorom S.r.l. The cash transaction, which is valued at up to 2.3 times sales, subject to adjustments, is expected to close in December 2004, subject to closing conditions.

Dorom is one of the two largest suppliers of generic pharmaceuticals to the Italian retail market. Dorom's sales for the 12 months ended June 30, 2004, were approximately 30 million Euro (approximately $37 million at current exchange rates).

Israel Makov, President and CEO of Teva commented, "This acquisition is consistent with our leadership strategy in the generic marketplace. Dorom complements and strengthens our existing operations in this growing and important market for generic pharmaceuticals. Subsequent to this acquisition, Teva will become the largest generic company in Italy and will offer the Italian market a broad line of approximately 60 generic products."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: August 17, 2004